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As filed with the Securities and Exchange Commission on December 14, 2011
Securities Act File No. 005-84936
Investment Company Act File No. 811-22260

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
(Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934)

RMR Asia Pacific Real Estate Fund
(Name of Issuer)

RMR Asia Pacific Real Estate Fund
(Names of Filing Person(s) (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

76970B101
(CUSIP Number of Class of Securities)

Adam D. Portnoy, President
RMR Asia Pacific Real Estate Fund
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458
(617) 332-9530
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Louis A. Goodman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, Massachusetts 02108 (617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation: $11,352,709.14*	Amount of Filing Fee: $1,301.02**

*
Calculated as the aggregate maximum purchase price to be paid for 668,593 shares in the offer, based upon the net asset value per share ($16.98) on December 8, 2011.

**
Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 1.    Summary Term Sheet.

        Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is RMR Asia Pacific Real Estate Fund ("RAP"), a non-diversified closed end management investment company organized as a statutory trust under the laws of the State of Delaware. The principal executive office of RAP is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. The telephone number of RAP is (617) 332-9530.

        (b)   The title of the securities being sought is common shares of beneficial interest, par value $0.001 per share (the "Shares"), of RAP. As of December 8, 2011, there were 3,342,963 Shares issued and outstanding.

        (c)   The Shares are currently traded on the NYSE Amex. The following table sets forth the high and low sales prices for common shares of RAP on the NYSE Amex for each full quarterly period within the two most recent fiscal years and each full quarter since the beginning of the current fiscal year.

Quarterly period ending	High Price	Low Price
9/30/2011	$19.27	$13.33
6/30/2011	19.0699	17.26
3/31/2011	18.80	16.61
12/31/2010	19.74	17.41
9/30/2010	18.22	14.88
6/30/2010	17.68	14.36
3/31/2010	17.34	15.03
12/31/2009	19.04	16.78
9/30/2009	18.15	15.05
6/30/2009	16.67	11.44
3/31/2009	14.09	8.69

Item 3.    Identity and Background of Filing Person.

        (a)   RAP is tendering for its own Shares. The information required by this Item with respect to RAP is set forth in Item 2(a) above.

        RAP's investment adviser is RMR Advisors, Inc. (the "Advisor"). The members of the Advisor's Board of Directors are: Barry M. Portnoy, Adam D. Portnoy and Gerard M. Martin. Messrs. Barry Portnoy and Adam Portnoy are the sole owners of the Advisor. The Advisor's executive officers are Adam D. Portnoy (President), Mark L. Kleifges (Treasurer) and Jennifer B. Clark (Secretary and Chief Legal Officer). The business address of the Advisor, and of its directors and executive officers, is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458, and their telephone number is (617) 332-9530.

        The members of RAP's Board of Trustees are: Barry M. Portnoy, Adam D. Portnoy, John L. Harrington, Arthur G. Koumantzelis and Jeffrey P. Somers. RAP's executive officers are Adam D. Portnoy (President), Mark L. Kleifges (Treasurer) and Jennifer B. Clark (Secretary and Chief Legal Officer). RAP's trustees and executive officers can be reached at RAP's business address and phone number set forth in Item 2(a) above.

        (b)-(c) Not applicable.

i

Item 4.    Terms of the Transaction.

  (a)
  (1)(i)  RAP is seeking tenders for up to 20% of its outstanding Shares, or 668,593 Shares (the "Offer").

  (ii)
  For each Share tendered, the security holder will receive a cash amount equal to the net asset value (the "NAV") per Share calculated on the day the tender offer terminates upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 14, 2011 (the "Offer to Purchase"). The Offer to Purchase contains RAP's Offer to Purchase. A copy of the Offer to Purchase and the related form of Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page and Section 1 "Price; Number of Shares" of the Offer to Purchase, which are incorporated herein by reference.

  (iii)
  The Offer is scheduled to expire on Friday, January 13, 2012 at 12:01 a.m., unless extended. Reference is hereby made to the Cover Page, Section 1 "Price; Number of Shares," Section 3 "Withdrawal Rights" and Section 13 "Extension of Tender Period; Termination; Amendments" of the Offer to Purchase, which are incorporated herein by reference.

  (iv)
  Not applicable.

  (v)
  Reference is hereby made to Section 1 "Price; Number of Shares" and Section 13 "Extension of Tender Period; Termination; Amendments" of the Offer to Purchase, which are incorporated herein by reference.

  (vi)
  Reference is hereby made to Section 3 "Withdrawal Rights" of the Offer to Purchase, which is incorporated herein by reference.

  (vii)
  Reference is hereby made to the Cover Page, Section 2 "Procedure for Tendering Shares" and Section 3 "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

  (viii)
  Reference is hereby made to Section 2 "Procedure for Tendering Shares" of the Offer to Purchase, which is incorporated herein by reference.

  (ix)
  Reference is hereby made to the Cover Page and Section 1 "Price; Number of Shares" of the Offer to Purchase, which are incorporated herein by reference.

  (x)
  Reference is hereby made to Section 7 "Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

  (xi)
  Reference is hereby made to Section 2 "Procedure for Tendering Shares" and Section 12 "Certain U.S. Federal Income Tax Consequences" of the Offer to Purchase, which are incorporated herein by reference.

  (xii)
  Reference is hereby made to Section 12 "Certain U.S. Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

  (a)
  (2)  Not applicable.

  (b)
  RAP has been informed that no director, officer or affiliate of RAP intends to tender Shares pursuant to the Offer.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        Except for the merger agreement described in Section 6 "Purpose of the Offer" and Section 7 "Certain Effects of the Offer" of the Offer to Purchase and the ownership limitation arrangement with Wells Fargo & Company described in Section 10 "Certain Information About the Fund," RAP is not

aware of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between RAP, any of RAP's executive officers or Trustees, any person controlling RAP or any executive officer or director of any corporation ultimately in control of RAP and any person with respect to any securities of RAP (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.    Purposes of the Transaction and Plans and Proposals.

        (a)   Reference is hereby made to Section 6 "Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

        (b)   Reference is hereby made to Section 7 "Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

        (c)

    (1)
    Reference is hereby made to Section 6 "Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

    (2)
    Not applicable.

    (3)
    Reference is hereby made to Section 6 "Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

    (4)
    Not applicable.

    (5)
    Reference is hereby made to Section 6 "Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

    (6)
    -(10)  Not applicable.

Item 7.    Source and Amount of Funds or Other Considerations.

        (a), (b) and (d) Reference is hereby made to Section 8 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)   RAP does not hold any Shares in Treasury. Except as set forth below, to the knowledge of RAP neither RAP, any executive officer or trustee of RAP, any person controlling RAP, any executive officer or director of any corporation ultimately in control of RAP, nor any associate (as defined in Rule 12b-2 under the Securities Exchange Act of 1934) or subsidiary of any of the foregoing owned any Shares of RAP as of November 30, 2011.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Share Class
Barry M. Portnoy	52,219	1.56%
Adam D. Portnoy	34,148	1.02%
RMR Advisors, Inc.	10,510	*
Gerard M. Martin	9,256	*
Jeffrey P. Somers	290	*
Arthur G. Koumantzelis	98	*

*
Less than 1%.

        (b)   Reference is made to Section 10 "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference. There have not been any transactions involving the Shares that were effected during the past 60 days by RAP, any executive officer or trustee of RAP, any person controlling RAP, any executive officer or director of any corporation ultimately in control of RAP or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)   No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of RAP to make solicitations or recommendations in connection with the Offer.

Item 10.    Financial Statements.

  (a)
  Not Applicable.

  (b)
  Not Applicable.

Item 11.    Additional Information.

  (a)
  (1)  None.

  (2)
  None.

  (3)
  Not Applicable.

  (4)
  Not Applicable.

  (5)
  None.

  (b)
  The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

Item 12.    Exhibits.

  (a)
  (1)(i)  Offer to Purchase.

  (ii)
  Form of Letter of Transmittal.

  (iii)
  Letter to Shareholders.

  (a)
  (2)-(4)  Not Applicable.

  (a)
  (5)  Press Release dated December 14, 2011.

  (b)
  None.

  (d)
  Not applicable.

  (g)
  Not applicable.

  (h)
  Not applicable.

Item 13.    Information Required by Schedule 13E-3.

  (a)
  Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RMR ASIA PACIFIC REAL ESTATE FUND
By:	/s/ ADAM D. PORTNOY
	Name:	Adam D. Portnoy
	Title:	President

December 14, 2011

v

 EXHIBIT INDEX

Exhibit
(a)(1)(i)	Offer to Purchase.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Letter to Shareholders.
(a)(5)	Press Release dated December 14, 2011.

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CALCULATION OF FILING FEE
SIGNATURE
EXHIBIT INDEX